Ultradata Systems, Incorporated
                          1240 Dielman Industrial Court
                            St. Louis, Missouri 63132

================================================================================

May 12, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Attn:    Barbara C. Jacobs, Assistant Director
                  Division of Corporation Finance

                  Perry Hindin, Esq.
                  Adam Halper, Esq.

         Re:      Ultradata Systems, Incorporated
                  Registration Statement on Form SB-2
                  File No. 333-123764
                  Registration Statement filed April 1, 2005

Ladies and Gentlemen:

         The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated April 28, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") of Ultradata Systems, Incorporated (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

         We are filing herewith Amendment No. 1 to the Company's Registration Statement.

                                    FORM SB-2

GENERAL
-------

1. We note that the formula for conversion of the Convertible Debentures differs in certain sections of your prospectus. For example, the formula that you describe on pages 4, 6, 17, 32, 37 and 38 does not appear to fully describe the illustrative calculations you set forth on pages 32 and 38 under the heading "Sample Conversion Calculation." In addition, both the conversion formula and the sample calculations appear to differ from the description of the conversion formula in
         Section 3.1 of your Convertible Debenture, as amended. Please explain these inconsistencies on a supplemental basis and revise your disclosure as appropriate.

Securities and Exchange Commission
May 12, 2005
Page 2 of 7


         Response
         --------

         We have revised our disclosure throughout the prospectus to provide for the correct conversion calculation and to ensure that it is consistent throughout, whether in written or numerical form. In addition, we are filing herewith Exhibit 4.4, the Convertible Debenture, with the correct conversion calculation..

2. Also, consider expanding your sample conversion calculation to include a determination of the conversion price from the volume weighted average prices in order to more prominently portray the 20% discount.

         Response
         --------

         We have expanded our disclosure to provide greater clarification that the conversion price is a 20% discount from the average of the three lowest intraday trading prices for our common stock during the preceding 20 trading days

3. According to your disclosure if the volume weighted average price is below $.50 on any point during a month the holder is not obligated to convert any portion of the debenture that month. Why then do you state, "accordingly there is no limit on the number of shares into which the debenture may be converted?"

         Response
         --------

         Although the holder of the convertible debenture is not obligated to convert any portion of the convertible debenture during any month when the volume weighted average price is below $.50 at any point, the holder still has the option to convert the convertible debenture. A volume weighted average price below $.50 at any point does not prohibit the holder from exercising its right to convert, and therefore, there is no limit on the number of shares into which the debenture may be converted.

4. We note your discussions on pages 6 and 7 regarding the number of shares issued as a result of the Warrant and your related explanatory note. Please revise your "Use of Proceeds" subsection in the prospectus summary section to clearly indicate, if true, that you are registering the resale transaction of 100,000 shares of common stock underlying the Warrant, but have granted the right to purchase up to 300,000 shares of common stock subject to certain adjustments. Consider disclosing the same information, if relevant, for the Convertible Debentures.

Securities and Exchange Commission
May 12, 2005
Page 3 of 7


         Response
         --------

         We have revised our disclosure in the Use of Proceeds subsection in the prospectus summary section and the separate Use of Proceeds section to state that we are registering the resale of up to 100,000 shares of common stock underlying the warrants, although the selling stockholder is entitled to exercise up to 300,000 shares of common stock underlying the warrant.

5. We note disclosure on pages 16, 32, and 37 that states Golden Gate has contractually committed to convert not less than 5% of the Convertible Debenture and shares underlying the Warrants monthly. This statement appears different from disclosure in your Notes to Financial Statements, Convertible Debenture, Warrant and disclosure in the above-referenced Form 8-K. Please advise.

         Response
         --------

         We have revised our disclosure throughout the prospectus to state that Golden Gate has contractually committed to convert not less than 3% of the convertible debenture and shares underlying the warrants monthly. The 3% disclosure is now consistent with the notes to our financial statements, the convertible debenture, the warrant and disclosure in the Form 8-K for this transaction.

6. In connection with our comments above, please also revise your discussion of the conversion features of the Convertible Debenture and Warrant, to include a discussion of the aggregate price that would paid by Golden Gate upon full conversion and the conditions that would reduce the aggregate purchase price similar to the discussion contained in Note 14 to your financial statements and in the above-referenced Form 8-K.

         Response
         --------

         We have revised our disclosure to include a discussion of the aggregate price that would paid by Golden Gate upon full conversion and the conditions that would reduce the aggregate purchase price similar to the discussion contained in Note 14 to our financial statements and disclosure in the Form 8-K for this transaction.

7. Please revise your prospectus to include a discussion of Section 2.5 of your Convertible Debenture.

         Response
         --------

         We have revised our disclosure to include a discussion of Section 2.5 of the convertible debenture.

Securities and Exchange Commission
May 12, 2005
Page 4 of 7


PLAN OF DISTRIBUTION
--------------------

8. Please confirm that you and the selling shareholder are aware of our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Corp. Fin Telephone Interpretation Manual.

         Response

         We hereby confirm that we and the selling stockholder are aware of your position on short sales as stated in interpretation A.65 of the July 1997 Publicly Available Corp. Fin Telephone Interpretation Manual.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
--------------------------------------------------------------------------------
OPERATIONS
----------

9. Please revise your "Overview" subsection to provide more balanced disclosure concerning your financial situation. While you briefly mention declining sales due to internal problems of major customers, we note that your going concern opinion and disclosure throughout the prospectus discuss the termination of the AAA agreement and the loss of your largest customer as two crucial factors in precipitating your going concern issues. Please revise your "Overview" subsection to clearly indicate these factors and disclose the ramifications.

         Response
         --------

         We have revised our "Overview" subsection to provide a more thorough disclosure regarding our financial situation and the events that caused our independent auditor to issue a going concern opinion on our financials.

10. We note your general discussion concerning the termination of your agreements with AAA. However, please revise to describe the ramifications of this termination, including without limitation, quantifiable changes to your operations or augmentations to your sales and marketing strategy that are specific to the loss of AAA. Please pay particular attention to revising your business and management's discussion and analysis sections to describe, with specificity, the changes the company will make and resulting effects from the termination. Please provide similar disclosure concerning Media Solutions Services discontinuing orders.

         Response
         --------

         We have revised our disclosure in our Business section, under the subsection "Our Marketing Strategy" to provide greater disclosure on the ramifications of the loss of the AAA and Media Solutions Services Agreements. This disclosure also discusses what we are doing as a result of the loss of these contracts. We did not revise our disclosure under the MD&A section, as we believe that the disclosure, as amended, is sufficient for the MD&A section as well as the MD&A section is reflective of past results and in our marketing strategy section, we have a greater ability to discuss what actions have been taken, and what actions we are taking currently and in the future as a result of the loss of these contacts.

Securities and Exchange Commission
May 12, 2005
Page 5 of 7


11. In connection with the prior two comments please also revise your management's discussion and analysis section to include a discussion of the reasons for, and resulting effects of; your backlog decline from $973,865 to $68,147.

         Response
         --------

         We have included a backlog section in our MD&A as well as expanded our disclosure in our Business section regarding our Backlog to discuss the reasons for and resulting effects of our backlog decline.

12. In your liquidity and capital resources subsection you mention that you would have to curtail your future operations including your golf tournament. We note no other references to this tournament. Please advise.

         Response
         --------

         We have removed the reference to the golf tournament.

SIGNATURES
----------

13. Please revise your signature block to indicate, if true, that Mr. Clarke is also signing as controller or principal accounting officer.

         Response
         --------

         We have revised our signature block to indicate that Mr. Clarke is signing as the principal financial officer and principal accounting officer.

LEGAL OPINION
-------------

14. Please revise the legality opinion by Sichenzia Ross Friedman Ference LLP to clearly reference the securities to be issued, describing the type of security and maximum aggregate number to be registered.

Securities and Exchange Commission
May 12, 2005
Page 6 of 7


         Response
         --------

         Our counsel, Sichenzia Ross Friedman Ference LLP has revised its legal opinion to clearly state the opinion references the 3,000,000 shares of common stock issuable upon conversion of debentures and 100,000 shares of common stock issuance upon exercise of warrants being sold pursuant to the registration statement.

                                   FORM 10-KSB

CONTROLS AND PROCEDURES
-----------------------

15. We note your statements in the Form 10-KSB that the principal executive and financial officers have concluded that the company's disclosure controls and procedures were "sufficient to assure that material information concerning the Company which could affect the disclosures in the Company's quarterly and annual reports is made known to them by the other officers and employees of the Company, and that the communications occur with promptness sufficient to astute the inclusion of the information in the then-current report." Please amend this filing to state whether Ultradata's disclosure controls and procedures were effective as defined in paragraph (e) of Rule 13a-15. Further, your definition of disclosure controls appears to be narrower than Rule 13a-15(e). Please revise your Form 10-KSB accordingly.

         Response
         --------

         On May 6, 2005, we filed an amended 10-KSB that included revised controls and procedures that are consistent with and required by Rule 13a-15(e).

16. You disclose that there were no "significant changes" in Ultradata's internal controls over financial reporting that could "significantly affect those controls subsequent to the date on which Messrs. Ross and Clarke performed their evaluation." In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d). Please revise your Form 10-KSB to indicate if during the quarter ended December 31, 2004 there was "any change" that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.

         Response
         --------

         On May 6, 2005, we filed an amended 10-KSB that included revised controls and procedures that are consistent with and required by Item 308(c) of Regulation S-B and Rule 13a-15(d).

Securities and Exchange Commission
May 12, 2005
Page 7 of 7


         We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                       Very truly yours,

                                       /s/ MONTE ROSS
                                       -----------------------
                                       Monte Ross
                                       Chief Executive Officer